Exhibit 99.3

LIBERATE TECHNOLOGIES

COMPENSATION COMMITTEE CHARTER

                This Compensation Committee Charter was adopted by the Board of Directors (the “Board”) of Liberate Technologies (“Liberate”) on April 3, 2003.

I.              PURPOSE

The purpose of the Compensation Committee (the “Committee”) is to design (in consultation with management or the Board), evaluate, and approve the compensation plans, policies, and programs of Liberate, especially those regarding executive compensation.  The Committee will also oversee the creation of an annual report on executive compensation for inclusion in Liberate’s annual proxy materials.

The Committee will seek to ensure that compensation programs will encourage high performance, promote accountability, and align employee interests with the interests of Liberate’s stockholders.

                The Committee will have the authority to undertake the specific duties and responsibilities described below and the authority to undertake any other duties assigned by law, Liberate’s charter or bylaws, or the Board.

II.            ORGANIZATION AND MEMBERSHIP

                The Committee will consist of at least two members who (1) qualify as independent under the requirements of the SEC and the Nasdaq Stock Market (or its successor) or such other market or exchange on which Liberate’s securities are listed or quoted; (2) be a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (3) be an “outside director” under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended; and (4) be otherwise free from any relationship that, in the business judgment of the Board, would interfere with his or her exercise of business judgment as a Committee member.  Members of the Committee, and the Chair of the Committee, will be appointed and replaced by the Board.

III.           RESPONSIBILITIES AND AUTHORITY

                The responsibilities and authority of the Committee will be to:

1.               Administer Liberate’s 1999 Employee Stock Purchase Plan (the “Purchase Plan”); administer Liberate’s 1999 Equity Incentive Plan (the “Equity Plan”) and grant any award permitted thereunder; and administer and grant any awards permitted under any future, active equity plans of Liberate (“Future Equity Plans”) except as noted below.

2.               Commission any necessary studies or surveys concerning the levels of executive compensation payable in the industry in which Liberate is engaged and in other related industries and obtain recommendations from outside consultants concerning competitive pay programs, as appropriate.

3.               Approve any amendments to the Purchase Plan, Equity Plan, and any Future Equity Plans for which shareholder approval is not required, except that it will not have the authority to increase the share reserve under any plan.

4.               Oversee the preparation of reports on executive compensation and option repricings required by Item 402 of Regulation S-K.

5.               Review and approve all compensation (including the adjustment of base salary each year) and all bonus and other incentive compensation programs for Liberate’s executive officers, and authorize all awards to such individuals under those programs.  The Committee will approve all perquisites, equity incentive awards, and special cash payments (including relocation expenses) made or paid to executive officers and directors.

6.               At its discretion, delegate the award of equity compensation to non-executive officers to a Secondary Compensation Committee consisting of Liberate’s Chief Executive Officer.

7.               Establish annual and long-term performance goals for the Chief Executive Officer and evaluate his or her performance against such goals, taking into account the performance of Liberate’s peer companies.

8.               Review annually the compensation of Directors, and make recommendations to the Board as to any changes it deems appropriate.

9.               Oversee all of Liberate’s employee benefit plans, including any Internal Revenue Code Section 401(k) savings plan (a “401(k) Plan”), any Internal Revenue Code Section 125 cafeteria benefit plan, any profit-sharing program (whether payable on a current or deferred basis), and all pension and other deferred compensation plans.  Regular administration will be performed by management and, in the case of any 401(k) Plan, the 401(k) Administrative Committee previously established by the Committee.

IV.           COMPENSATION PRINCIPLES

                The Committee will make compensation decisions based on the following principles:

•                  Compensation arrangements will incentivize and encourage retention of those employees who enhance Liberate’s performance;

•                  Compensation arrangements will promote ownership of Liberate’s stock and equity to align the interests of management and stockholders;

•                  Compensation arrangements will maintain an appropriate balance between base salary and long-term and annual incentive compensation;

•                  Compensation arrangements will take into consideration the recent compensation history of the executive, including special or unusual compensation payments; and

•                  Incentive compensation plans for senior executives will link pay to achievement of corporate goals set in advance by the Committee.

V.            MEETINGS AND PROCEDURES

                The Committee will meet at least twice each calendar year in executive session, without the Chief Executive Officer or any employee Directors present.

                The Committee will meet with the Chief Executive Officer at the start of each fiscal year to discuss the incentive compensation programs to be in effect for such fiscal year and the performance targets triggering payout under those programs.  At the end of each fiscal year, the Committee will meet to review performance under those programs and award discretionary bonuses thereunder.  At that time, the Committee will also review base salary levels and approve changes.  The Committee will also review at least annually Liberate’s employee benefit plans.  The Committee will convene as necessary to act upon any other matters within its jurisdiction under this Charter and may take action by unanimous written consent.

                The Committee may retain legal and compensation advisors of its choice, who will report directly to the Compensation Committee.

                Minutes will be kept of each meeting of the Committee and will be provided to each member of the Board upon request.

                This Charter will be filed with the SEC as part of Liberate’s annual proxy statement and will also be available on Liberate’s website.